March 10, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz

    Christina DiAngelo

Re:	Nuveen Investment Trust II (the “Registrant”);

    File Nos. 811-08333; 333-157062

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (File No. 333-157062) relating to the issuance of shares in connection with the proposed reorganization of Nuveen Rittenhouse Growth Fund (the “Acquired Fund” or the “Growth Fund”) into Nuveen Santa Barbara Dividend Growth Fund (the “Acquiring Fund” or the “Dividend Growth Fund”), each a series of the Registrant.

With respect to the Registrant’s initial Registration Statement filed on January 30, 2009, the Securities and Exchange Commission (“SEC”) staff provided comments by phone to the undersigned on February 9, 2009. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide the estimated total trading costs and estimated trading costs per share associated with repositioning the Acquired Fund’s portfolio as of the date of the Acquired Fund’s most recent financial statements or a more recent date. In addition, please confirm whether or not the Acquired Fund expects to realize any capital gains that will be distributed to shareholders prior to the reorganization as a result of repositioning the Acquired Fund’s portfolio. If capital gains are expected, disclose the approximate amount of such gains in total and per share.

Response: The Acquired Fund does not intend to reposition its portfolio prior to the reorganization except as may be necessary to ensure that immediately following the reorganization the Acquiring Fund’s portfolio will be in compliance

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March 10, 2009

with the Acquiring Fund’s investment policies and restrictions. As of July 31, 2008, the Acquired Fund’s portfolio did not contain securities, either individually or when aggregated with the Acquiring Fund’s portfolio, that violated the investment policies or restrictions of the Acquiring Fund. As the closing date of the reorganization approaches, the Funds’ investment adviser will monitor the portfolios to determine whether any investment policies or restrictions would be violated upon consummation of the reorganization. If the adviser determines that such a violation would occur as a result of the reorganization, the Acquired Fund’s portfolio may be repositioned accordingly.

As of October 31, 2008, the Acquired Fund’s capital loss carryforwards exceeded the net assets of the Fund itself. Accordingly, to the extent that any repositioning of the Acquired Fund’s portfolio becomes necessary, it is not expected that any sales of portfolio securities by the Acquired Fund prior to the completion of the reorganization would result in distributions of capital gains to shareholders.

Related disclosure has been revised in two sections of the Proxy Statement/Prospectus, “Comparison of the Funds—Investment Policies” (last paragraph) and “The Proposed Reorganization” (sixth paragraph) with the following (new language in bold):

The Reorganization may result in one-time brokerage costs for the Growth Fund to the extent it is necessary for the Growth Fund to sell securities prior to the Reorganization so that the Dividend Growth Fund’s portfolio immediately following the Reorganization remains in compliance with its investment policies and restrictions. Any portfolio sales by the Growth Fund that occur prior to the Reorganization are not expected to result in any distributions of capital gains to Growth Fund shareholders.

(2)	Comment: Please confirm the ninth answer in the Q&A section regarding shareholders indirectly bearing fees and expenses in connection with the reorganization.

Response: The ninth Q&A has been revised to read as follows:

Q.	Who will bear the costs of the Reorganization?

A.	Because the benefits of the Reorganization are expected to accrue almost exclusively to shareholders of the Growth Fund, the Growth Fund will pay all costs associated with the Reorganization if it is approved and completed. If the Reorganization is not approved or not completed, Nuveen will pay all such costs.

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March 10, 2009

(3)	Comment: In the section of the Proxy Statement/Prospectus discussing expenses of the reorganization, please disclose the estimated annual savings for Acquired Fund shareholders as a result of the reorganization and disclose the length of time estimated for the Acquired Fund shareholders to recover the costs of the reorganization.

Response: The following disclosure has been added to the section of the Proxy Statement/Prospectus entitled “The Proposed Reorganization—Expenses”:

If the Reorganization were completed on May 22, 2009, NAM estimates that Growth Fund shareholders, as shareholders of the combined fund, would save approximately $211,000 in the first year after the Reorganization, which means that Growth Fund shareholders would recover the costs of the Reorganization (estimated to be approximately $210,000) in approximately one year. If the Reorganization is not approved or completed, NAM will pay all costs associated with the Reorganization.

(4)	Comment: Please confirm the Total Annual Fund Operating Expenses—Net for Class I shares of each Fund, including the combined fund. Please explain the rationale for disclosing Total Annual Fund Operating Expenses—Net below the contractual limit.

Response: For the fiscal year ended July 31, 2008, the Funds’ Total Annual Fund Operating Expenses—Net were lower than the contractual limit as a result of breakpoints in the Funds’ complex-level management fee, which are applied in addition to the contractual limit and which therefore resulted in savings that further reduced expenses below the contractual limit.

(5)	Comment: Please confirm the expense ratios used in the hypothetical example. For example, with respect to the Acquired Fund’s Class A shares, the example appears to employ the Fund’s contractual expense limitation of 1.47% rather than the net expense ratio of 1.45% disclosed in the expense table.

Response: For purposes of the hypothetical example, we have not assumed that the savings from breakpoints in the complex-level management fee discussed above will persist in the future; accordingly, the example uses the higher, more

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March 10, 2009

conservative contractual limits for the applicable time periods (e.g., 1.47% for the period ending November 30, 2009 for the Acquired Fund’s Class A shares).

(6)	Comment: Please clarify the expense waiver structure for the Funds. In particular, please clarify if the waiver in effect after November 30, 2011 is permanent or if it expires.

Response: The waiver in effect after November 30, 2011 is permanent, as described in the eighth Q&A and the section of the Proxy Statement/Prospectus entitled “The Board’s Approval of the Reorganization—Fees and Expense Ratios.”

(7)	Comment: Please confirm the expenses provided in the hypothetical example. In particular, please confirm whether or not the conversion of Class B shares into Class A shares is reflected in the example.

Response: The hypothetical examples have been calculated pursuant to the instructions provided in Form N-1A. The conversion of Class B shares to Class A shares is reflected in the example.

(8)	Comment: In the Capitalization Table, please disclose how the pro forma adjustments are being allocated among the share classes.

Response: Appropriate disclosure has been added to the Capitalization Table.

(9)	Comment: Please confirm whether or not the Acquired Fund expects to have any capital loss carryforwards that will be acquired by the Acquiring Fund. If capital loss carryforwards are expected, please disclose the approximate amount of such capital loss carryforwards in the Proxy Statement/Prospectus as of the Acquired Fund’s most recent fiscal year end.

Response: Upon completion of the reorganization, the Acquiring Fund will have acquired additional capital loss carryforwards from the Acquired Fund, and the amount of such capital loss carryforwards as of the Acquired Fund’s most recent fiscal year end has been disclosed in the “Certain Federal Income Tax Consequences” section of the Proxy Statement/Prospectus.

(10)	Comment: Please disclose in the Pro Forma Portfolio of Investments whether or not a security in the Acquired Fund’s portfolio will be required to be sold in connection with the Reorganization.

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March 10, 2009

Response: As of July 31, 2008, the Acquired Fund’s portfolio did not contain securities, either individually or when aggregated with the Acquiring Fund’s portfolio, that violated the investment policies or restrictions of the Acquiring Fund. Disclosure to this effect has been added to the Notes to the Pro Forma Financial Statements. As the closing date of the reorganization approaches, the Funds’ investment adviser will monitor the portfolios to determine whether any investment policies or restrictions would be violated upon consummation of the reorganization. If the adviser determines that such a violation would occur as a result of the reorganization, the Acquired Fund’s portfolio may be repositioned accordingly.

(11)	Comment: Please confirm whether or not either Fund has adopted FAS 157. If either Fund has adopted FAS 157, please add appropriate disclosure.

Response: The Funds have adopted FAS 157. Appropriate disclosure has been added to the Notes to the Pro Forma Financial Statements regarding FAS 157.

(12)	Comment: Please add disclosure to the Notes to the Pro Forma Financial Statements discussing the fees and expenses of the reorganization.

Response: The Registrant believes that Footnote 3 to the Pro Forma Portfolio of Investments and Footnote (a) to the Pro Forma Statement of Assets and Liabilities, when considered in light of the revised disclosure in the section of the Proxy Statement/Prospectus entitled “The Proposed Reorganization—Expenses,” provides sufficient disclosure about the expenses of the reorganization.

(13)	Comment: Please provide an analysis of which Fund should be considered the surviving fund in accordance with the criteria established by the SEC in North American Security Trust (pub. avail. Aug. 5, 1994).

Response: Attached hereto as Appendix A is the requested analysis, which concludes that the Acquiring Fund should be considered the surviving fund after the completion of the proposed reorganization.

On or about March 10, 2009, the Registrant will file by letter a request to accelerate the effectiveness of the Registration Statement as of March 11, 2009.

A special meeting of shareholders to consider the proposed reorganization has been scheduled for May 15, 2009. Accordingly, assuming the Registration Statement is declared

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effective on or about March 11, 2009, the Registrant plans to mail the proxy materials to shareholders on or about March 16, 2009.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.

Sincerely,

/s/Corey L. Zarse

CLZ/kc

Appendix A

NUVEEN SANTA BARBARA DIVIDEND GROWTH FUND—

SURVIVING FUND ANALYSIS

Nuveen Asset Management (“NAM” or the “Adviser”), Nuveen Santa Barbara Dividend Growth Fund (the “Acquiring Fund”) and Nuveen Rittenhouse Growth Fund (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.

In North American Security Trust (pub. avail. Aug. 5, 1994), the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisers; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below with respect to the proposed reorganization of the Acquired Fund into the Acquiring Fund.

Investment Advisers; Continuity of Management	Each Fund is overseen by the same Board. NAM is the investment adviser for each Fund and will continue to be the investment adviser for the surviving fund. In addition, each Fund currently has, and the surviving fund will continue to have, the same subadviser, Santa Barbara Asset Management (“SBAM”). However, the Acquired Fund was managed by Rittenhouse Asset Management, Inc. (“Rittenhouse”), an affiliate of SBAM, until January 1, 2009, at which time Rittenhouse’s advisory business and portfolio management personnel were consolidated with SBAM; there were no changes in the Acquired Fund’s portfolio management team as a result of the consolidation. The portfolio management team that currently manages the Acquiring Fund will be solely responsible for the management of the surviving fund in the same manner in which it is currently managing the Acquiring Fund. The portfolio management team currently responsible for the management of the Acquired Fund will not be involved in the management of the surviving fund following the reorganization. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more likely to be indicative of the performance of the surviving fund.
Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the surviving fund will be that of the Acquiring Fund. The expense ratios for the surviving fund are expected to be equal to or lower than the current expense ratios for the corresponding classes of each of the Funds.
Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Acquiring Fund’s investment objective, policies and restrictions will be those of the surviving fund.

Portfolio Composition	The Acquired Fund does not intend to reposition its portfolio prior to the reorganization except as may be necessary to ensure that immediately following the reorganization the Acquiring Fund’s portfolio will be in compliance with the Acquiring Fund’s investment policies and restrictions. However, after the Reorganization is completed, the portfolio manager of the Acquiring Fund may, in his discretion, sell securities acquired from the Acquired Fund without limitation. Accordingly, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the surviving fund will be over time.
Asset Size	As of December 31, 2008, the Acquiring Fund had approximately $25.6 million in assets and the Acquired Fund had approximately $58.5 million in assets.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, of the five NAST Factors, four indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.